FORM 51-102F4
BUSINESS ACQUISITION REPORT

ITEM 1.IDENTITY OF COMPANY

1.1Name and Address of Company

Cenovus Energy Inc. ("Cenovus")

4100, 225 – 6 Avenue SW

Calgary, Alberta  T2P 1N2

1.2Executive Officer

The name and business telephone number of the executive officer of Cenovus who is knowledgeable about the Arrangement (as defined below) and this report is:

Gary Molnar
Senior Vice-President Legal, General Counsel & Corporate Secretary
Telephone at 403-766-2000

Item 2.DETAILS OF ACQUISITION

2.1Nature of Business Acquired

Effective January 1, 2021, Cenovus completed its acquisition of all of the issued and outstanding common shares ("Husky Common Shares") and preferred shares ("Husky Preferred Shares") of Husky Energy Inc. ("Husky") pursuant to a court approved plan of arrangement ("Plan of Arrangement") under the Business Corporations Act (Alberta) (the "Arrangement"). The Arrangement was completed in accordance with the Arrangement Agreement dated October 24, 2020 between Cenovus and Husky and the Plan of Arrangement.

As a result of completing the Arrangement, Husky has become a wholly-owned subsidiary of Cenovus.  Husky is a Canadian, integrated energy company based in Calgary, Alberta and organized under two business segments: (i) an integrated Canada-U.S. upstream and downstream corridor (the "Integrated Corridor"); and (ii) production located offshore the east coast of Canada ("Atlantic") and offshore China and Indonesia ("Asia Pacific" and, collectively with Atlantic, "Offshore").

Integrated Corridor

Husky's business in the Integrated Corridor includes: (i) the Lloydminster Heavy Oil Value Chain; (ii) Oil Sands; (iii) Western Canada Production; (iv) U.S. Refining; and (v) Canadian Refined Products.

The Lloydminster Heavy Oil Value Chain includes the exploration for, and development and production of, heavy crude oil and bitumen, and the production of ethanol. Blended heavy crude oil and bitumen are either sold directly to the Canadian market or transported utilizing the Husky Midstream Limited Partnership pipeline systems to the existing Keystone pipeline and other pipelines to be sold in the U.S. downstream market. Heavy crude oil can be upgraded at Husky's upgrading facility located in Lloydminster, Saskatchewan and at Husky's asphalt refinery in Lloydminster, Alberta into synthetic crude oil, diesel fuel and asphalt. This business also includes the marketing and transportation of both

Husky's own production and third-party commodity trading volumes of heavy crude oil, synthetic crude oil, asphalt and ancillary products. The sale and transportation of Husky's production and third-party commodity trading volumes are managed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. Husky is able to capture price differences between the two markets by utilizing infrastructure capacity to deliver production and/or third-party commodity trading volumes from Canada to the U.S. market.

The Oil Sands business includes the exploration for, and development and production of, bitumen within Husky's 50 percent owned and operated Sunrise Energy project in the Athabasca region of northern Alberta. It also includes the marketing and transportation of Husky's and third-party production of bitumen through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S.

The Western Canada Production business includes the exploration for, and development and production of, light crude oil, conventional natural gas and natural gas liquids ("NGLs") in Western Canada. Husky's conventional natural gas and NGL production is marketed and transported with other third-party commodity trading volumes through access to capacity on third-party pipelines, export terminals and storage facilities which provides flexibility for market access.

The U.S. Refining business includes the refining of crude oil at the crude oil refinery owned and operated by Husky and located in Lima, Ohio, a non-operated interest in a crude oil refinery 50 percent owned by Husky and 50 percent owned and operated by BP Corporation North America Inc. and located in Toledo, Ohio, and the crude oil refinery owned by Husky and located in Superior, Wisconsin to produce diesel fuel, gasoline, asphalt and other products. Husky also markets its own and third-party volumes of refined petroleum products including gasoline and diesel fuel.

The Canadian Refined Products business includes the marketing of Husky's and third-party volumes of refined petroleum products, including gasoline and diesel, through petroleum outlets.

Offshore

Husky's Offshore business includes operations, development and exploration in Asia Pacific and Atlantic. The price received for Husky's Asia Pacific production is largely based on long-term contracts and crude oil production from Atlantic is primarily driven by the price of Brent.

Additional information concerning Husky and its business and assets may be found in the annual information form of Husky dated February 8, 2021 for the year ended December 31, 2020 (the "Husky AIF"), which is filed and available on SEDAR under Husky's profile at www.sedar.com. The Husky AIF does not form part of, and is not incorporated by reference in, this report.

2.2Acquisition Date

The Arrangement was completed effective January 1, 2021.

2.3Consideration

Pursuant to the Arrangement, holders of Husky Common Shares received 0.7845 of a Cenovus common share ("Cenovus Common Share") and 0.0651 of a Cenovus common share purchase warrant ("Cenovus Warrant") in respect of each Husky Common Share held, resulting in the issuance of 788,517,905

Cenovus Common Shares and 65,433,323 Cenovus Warrants, and holders of Husky Preferred Shares exchanged each Husky Preferred Share for one Cenovus preferred share ("Cenovus Preferred Share") with substantially identical terms. Each whole Cenovus Warrant entitles the holder to acquire one Cenovus Common Share at an exercise price of $6.54 at any time up to January 1, 2026.

The Cenovus Warrants have been listed on the Toronto Stock Exchange ("TSX") under the ticker symbol "CVE.WT" and on the New York Stock Exchange under the ticker symbol "CVE WS". The Cenovus Preferred Shares Series 1, Series 2, Series 3, Series 5 and Series 7 have been listed on the TSX under the ticker symbols "CVE.PR.A", "CVE.PR.B", "CVE.PR.C", "CVE.PR.E" and "CVE.PR.G". The Husky Common Shares and Husky Preferred Shares were delisted from the TSX at the close of trading on January 5, 2021.

In addition, each option to acquire a Husky Common Share (a "Husky Option") was exchanged for an option to acquire such number of Cenovus Common Shares as is equal to that number of Husky Common Shares that were issuable upon exercise of such Husky Option, multiplied by 0.7845, with an exercise price per Cenovus Common Share equal to the exercise price per share of such Husky Option divided by 0.7845 and rounded up to the nearest whole cent. All Husky Options were concurrently cancelled and terminated.

2.4Effect on Financial Position

Except as described below, Cenovus does not have any current plans or proposals for material changes in Cenovus's business affairs or the business affairs of Husky which may have a significant effect on the financial performance and financial position of Cenovus.

As a result of completing the Arrangement, Husky became a wholly-owned subsidiary of Cenovus and will remain as such until completion of a planned amalgamation among the two entities.

Effective on closing of the Arrangement, the board of directors of Cenovus consists of eight members of the prior board of directors of Cenovus: Keith A. MacPhail (as Independent Board Chair), Alex J. Pourbaix, Keith M. Casey, Jane E. Kinney, Harold N. Kvisle, Richard J. Marcogliese, Claude Mongeau and Rhonda I. Zygocki, and four members of the prior board of directors of Husky: Canning K. N. Fok, Eva L. Kwok, Wayne E. Shaw and Frank J. Sixt.

In addition, immediately following closing of the Arrangement, Cenovus's executive teams consists of:

•	Alex Pourbaix – President & Chief Executive Officer
•	Jeff Hart – Executive Vice-President & Chief Financial Officer
•	Jon McKenzie – Executive Vice-President & Chief Operating Officer
•	Keith Chiasson – Executive Vice-President, Downstream
•	Andrew Dahlin – Executive Vice-President – Safety & Operations Technical Services
•	Norrie Ramsay – Executive Vice-President, Upstream – Thermal, Major Projects & Offshore
•	Kam Sandhar – Executive Vice-President, Strategy & Corporate Development
•	Sarah Walters – Executive Vice-President, Corporate Services
•	Drew Zieglgansberger – Executive Vice-President, Upstream – Conventional & Integration

•	Rhona DelFrari – Chief Sustainability Officer & Senior Vice-President, Stakeholder Engagement
•	Gary Molnar – Senior Vice-President Legal, General Counsel & Corporate Secretary

2.5Prior Valuations

To the knowledge of Cenovus, there has been no valuation opinion obtained within the last 12 months by either Cenovus or Husky required by securities legislation or a Canadian exchange or market to support the consideration paid by Cenovus in connection with the Arrangement.

2.6Parties to Transaction

The Arrangement was not with an informed person, associate or affiliate (as such terms are defined under applicable securities laws in Canada) of Cenovus.

2.7Date of Report

March 26, 2021

ITEM 3FINANCIAL STATEMENTS

The audited consolidated financial statements of Husky as at and for the years ended December 31, 2020 and 2019, together with the notes thereto and the report of Husky's auditor thereon, which is filed and available on SEDAR under Husky's profile at www.sedar.com, is hereby incorporated by reference and forms part of this report.

Attached as Schedule "A" to this report are the following pro forma financial statements ("Pro Forma Statements") of Cenovus:

(i)	the unaudited pro forma consolidated balance sheet as at December 31, 2020, and
(ii)	the unaudited pro forma consolidated statement of earnings for the year ended December 31, 2020, including pro forma earnings per share calculations.

Cautionary Note Regarding Forward-looking Information

This report contains certain forward looking statements and forward-looking information (collectively referred to as "forward-looking information") within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about Cenovus's current expectations, estimates and projections about the future, based on certain assumptions made by Cenovus in light of Cenovus's experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this report is identified by words such as "expected", "planned", "estimates", "achieved" or similar expressions and includes suggestions of future outcomes, including statements about the planned amalgamation of Cenovus and Husky and pro forma financial information, including the Pro Forma Statements included in Schedule "A" to this report. Readers are cautioned not to place undue reliance on forward looking information as Cenovus's actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and Husky and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include expectations regarding the planned amalgamation of Cenovus and Husky; the continued integration of Cenovus's and Husky's businesses; and other events or circumstances that could cause the combined company's actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. Readers should carefully consider the risk factors discussed in each of Cenovus's and Husky's Management's Discussion and Analysis (MD&A) and Annual Information Form (AIF) for the year ended December 31, 2020, each of which is available on SEDAR at sedar.com, which discussions do not form part of, and are not incorporated by reference in, this report.

You should not place undue reliance on the forward-looking information contained in this report, as actual results achieved will vary from the forward-looking information provided herein and the variations may be material. Cenovus makes no representation that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking information contained in this report is made as of the date of this report. Except as required by applicable securities law, Cenovus undertakes no obligation to update publicly or otherwise revise any forward-looking information or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing list of factors affecting the information.

This cautionary statement qualifies all forward-looking information contained in this report.

Caution Regarding Unaudited Pro Forma Consolidated Financial Statements

The Pro Forma Statements have been prepared using certain of Cenovus's historical financial statements and Husky's historical financial statements (the "Husky Statements"), as more particularly described in the notes to such Pro Forma Statements. The Pro Forma Statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected therein occurred on the dates indicated.

Since the Pro Forma Statements were developed to retroactively show the effect of a transaction that occurred at a later date, and even though they were prepared following generally accepted practice using reasonable assumptions, the Pro Forma Statements reflect limitations inherent in the very nature of pro forma data. The data contained in the Pro Forma Statements represents only a simulation of the potential financial impact of the Arrangement and related adjustments which are preliminary in nature. The underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effect directly attributable to the Arrangement. These pro forma adjustments are tentative and are based on currently available financial information and certain estimates and assumptions. The actual adjustments to the consolidated financial statements will depend on a number of factors. Therefore, it is expected that the actual adjustments will differ from the pro forma adjustments, and the difference may be material. Undue reliance should not be placed on the Pro Forma Statements.

SCHEDULE "A"

Cenovus Energy Inc. Pro Forma Consolidated Financial Statements (unaudited) For the Year Ended December 31, 2020 (Canadian Dollars)

PRO FORMA CONSOLIDATED BALANCE SHEET (unaudited) As at December 31, 2020 ($ millions)

	Cenovus	Husky	Accounting and Presentational Adjustments	Pro Forma Adjustments	Cenovus Pro Forma Consolidated
			(Note 3)	(Note 4)
Assets
Current Assets
Cash and Cash Equivalents	378	735	-	-	1,113
Accounts Receivable and Accrued Revenues	1,488	1,119	161	(8)	2,760
Income Tax Receivable	21	-	-	-	21
Inventories	1,089	1,115	-	3	2,207
Prepaid Expenses	-	161	(161)	-	-
Total Current Assets	2,976	3,130	-	(5)	6,101
Restricted Cash	-	164	-	-	164
Exploration and Evaluation Assets, Net	623	46	-	(46)	623
Property, Plant and Equipment, Net	25,411	13,496	-	-	38,907
Right-of-Use Assets, Net	1,139	698	-	439	2,276
Income Tax Receivable	-	202	-	-	202
Investment in Joint Ventures	-	457	-	-	457
Deferred Income Taxes	36	1,328	-	(1,331)	33
Other Assets	313	166	-	34	513
Goodwill	2,272	-	-	860	3,132
Total Assets	32,770	19,687	-	(49)	52,408

Liabilities and Shareholders' Equity
Current Liabilities
Accounts Payable and Accrued Liabilities	2,018	2,129	-	148	4,295
Short-Term Borrowings	121	40	-	-	161
Lease Liabilities	184	102	-	3	289
Contingent Payment	36	-	-	-	36
Income Tax Payable	-	27	-	32	59
Decommissioning Liabilities	-	94	(94)	-	-
Total Current Liabilities	2,359	2,392	(94)	183	4,840
Long-Term Debt	7,441	6,117	-	485	14,043
Lease Liabilities	1,573	1,298	-	44	2,915
Contingent Payment	27	-	-	-	27
Decommissioning Liabilities	1,248	2,068	94	673	4,083
Other Liabilities	181	410	-	33	624
Deferred Income Taxes	3,234	338	-	(1,218)	2,354
Total Liabilities	16,063	12,623	-	200	28,886
Shareholders' Equity
Common Shares	11,040	7,293	-	(1,182)	17,151
Preferred Shares	-	874	-	(355)	519
Warrants	-	-	-	216	216
Paid in Surplus	4,391	2	-	(2)	4,391
Retained Earnings	501	(1,855)	-	1,813	459
AOCI (1)	775	735	-	(735)	775
Non-Controlling Interest	-	15	-	(4)	11
	16,707	7,064	-	(249)	23,522
Total Liabilities and Shareholders' Equity	32,770	19,687	-	(49)	52,408

(1)	Accumulated Other Comprehensive Income (Loss) ("AOCI")

See accompanying Notes to Pro Forma Consolidated Financial Statements (unaudited).

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS (unaudited) For the Year Ended December 31, 2020 ($ millions, except per share amounts)

	Cenovus	Husky	Presentation Adjustments	Pro Forma Adjustments	Notes	Cenovus Pro Forma Consolidated
			(Note 3)	(Note 4)
Revenues
Gross Sales	13,591	13,463	265	(50)	4f	27,269
Marketing and Other	-	29	(29)	-		-
Less: Royalties	364	191	-	-		555
	13,227	13,301	236	(50)		26,714
Expenses
Purchased Product	5,119	9,281	(1,744)	(50)	4f	12,606
Production, Operating and Transportation Expense	-	2,560	(2,560)	-		-
Transportation and Blending	4,444	-	1,620	-		6,064
Operating	1,930	-	2,859	-		4,789
Inventory Write-Down (Reversal)	555	-	414	-		969
(Gain) Loss on Risk Management	308	-	(147)	-		161
Depreciation, Depletion and Amortization	3,464	12,920	-	(10,787)	4b	5,597
Exploration Expense	91	733	-	(594)	4c	230
General and Administrative	292	745	(325)	91	4e	803
Finance Costs	536	399	-	(31)	4d	904
Interest Income	(9)	(25)	-	-		(34)
Foreign Exchange (Gain) Loss, Net	(181)	(14)	(50)	-		(245)
Re-measurement of Contingent Payment	(80)	-	-	-		(80)
Transaction Costs	29	-	23	48	4g	100
Share of Equity Investment Income	-	(7)	-	-		(7)
(Gain) Loss on Divestiture of Assets	(81)	(25)	-	-		(106)
Other (Income) Loss, Net	40	(262)	96	-		(126)
Earnings (Loss) Before Income Tax	(3,230)	(13,004)	50	11,273		(4,911)
Income Tax Expense (Recovery)	(851)	(2,988)	6	2,711	4h	(1,122)
Net Earnings (Loss)	(2,379)	(10,016)	44	8,562		(3,789)

Net Earnings (Loss) Per Common Share ($) (Note 5)
Basic	(1.94)	(10.00)				(1.90)
Diluted	(1.94)	(10.00)				(1.90)

See accompanying Notes to Pro Forma Consolidated Financial Statements (unaudited).

1. BASIS OF PRESENTATION

Cenovus Energy Inc. ("Cenovus") and Husky Energy Inc. ("Husky") entered into an arrangement agreement dated October 24, 2020. The transaction was accomplished through a plan of arrangement pursuant to which Cenovus acquired all the issued and outstanding common shares of Husky in exchange for common shares and common share purchase warrants of Cenovus. In addition, all of the issued and outstanding Husky preferred shares were exchanged for Cenovus preferred shares with substantially identical terms. The transaction closed on January 1, 2021.

In accordance with the arrangement agreement, Cenovus acquired all of the Husky common shares in consideration for the issuance of 0.7845 of a common share of Cenovus plus 0.0651 of a Cenovus warrant multiplied by the aggregate number of Husky common shares acquired. Each whole Cenovus warrant provides the holder the option to purchase one common share of Cenovus at an exercise price of $6.54 per share, exercisable for a period of 60 months following the closing date.

The unaudited Pro Forma Consolidated Financial Statements have been prepared for inclusion in the Business Acquisition Report (the "BAR") of Cenovus and Husky dated March 26, 2021. The pro forma statements have been prepared from:

a.	Cenovus's Audited Consolidated Financial Statements as at and for the year ended December 31, 2020.
b.	Husky's Audited Consolidated Financial Statements as at and for the year ended December 31, 2020.

In the opinion of management, the unaudited Pro Forma Consolidated Financial Statements include all adjustments necessary for fair presentation in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The unaudited Pro Forma Consolidated Balance Sheet gives effect to the transaction described above as if it had occurred on December 31, 2020. The unaudited Pro Forma Consolidated Statements of Earnings give effect to the transaction as if it occurred on January 1, 2020.

The unaudited Pro Forma Consolidated Financial Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future. The unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the consolidated financial statements of Cenovus and Husky incorporated by reference in the BAR.

2. PRINCIPLES OF CONSOLIDATION

The unaudited Pro Forma Consolidated Financial Statements have been prepared using the acquisition method of accounting pursuant to IFRS 3, "Business Combinations" ("IFRS 3"). Under the acquisition method, assets and liabilities of Husky are recorded at their fair value on the date of acquisition with the exception of income tax, stock-based compensation, lease liabilities and right-of-use ("ROU") assets. The total consideration is allocated to the tangible and intangible assets acquired and liabilities assumed.

The adjustments to the unaudited Pro Forma Financial Statements are preliminary and have been made solely for the purpose of presenting the unaudited Pro Forma Financial Statements, which are necessary to comply with applicable disclosure and reporting requirements. The unaudited Pro Forma Financial Statements are prepared using policies consistent with IFRS and Canadian securities laws and are not intended to comply with the requirements of Regulation S-X under the U.S. Securities Act of 1933, as amended (the "Securities Act") and the rules and regulations of the Securities and Exchange Commission promulgated thereunder that would be applicable to a U.S. issuer offering securities registered under the Securities Act.

3. PRO FORMA ACCOUNTING AND PRESENTATION ADJUSTMENTS

Accounting Adjustment

Cenovus and Husky prepare their consolidated financial statements using similar accounting policies. Husky; however, has chosen to apply hedge accounting to certain U.S. dollar denominated debt as a hedge of its net investment in foreign operations for which the U.S. dollar is the functional currency whereas Cenovus does not apply hedge accounting. For the purposes of these pro forma financial statements, the impact of applying hedge accounting to the U.S. dollar denominated debt has been reversed and foreign exchange loss of $50 million has been recorded in the pro forma consolidated statement of earnings for the year ended December 31, 2020.

Financial Statement Presentation

Certain reclassification adjustments have been made to the unaudited Pro Forma Consolidated Financial Statements to make the financial statement presentation consistent between Cenovus and Husky including:

•	Disaggregate operating and transportation expense to conform to Cenovus's presentation.
•	Reclassify Husky's gains and losses on derivative instruments to (Gain) Loss on Risk Management from Marketing and Other, Purchased Product and Other Income (Loss).
•	Reclassify a portion of Husky's Selling, General and Administrative expense to Operating Expense.
•	Reclassify Husky's transaction costs from General and Administrative expenses to Transaction Costs.
•	Reclassify Husky's Prepaid Expenses to Accounts Receivable and Accrued Revenues.
•	Reflect Husky inventory write-downs in a consistent manner to Cenovus on the Consolidated Statement of Earnings.

4. PRELIMINARY PURCHASE PRICE CALCULATON AND ALLOCATION

a.	The transaction described in Note 1 above has resulted in the following estimated purchase price allocation:
As at	January 1, 2021

Consideration
Common Shares	6,111
Preferred Shares	519
Share Purchase Warrants	216
Replacement Stock Options	9
Non-Controlling Interest	11
Total Share Consideration	6,866

Identifiable Assets Acquired and Liabilities Assumed
Cash	735
Restricted Cash	164
Accounts Receivable and Accrued Revenues	1,272
Inventories	1,118
Property, Plant and Equipment	13,496
Right-of-Use Assets	1,137
Long-Term Income Tax Receivable	202
Other Assets	200
Investments in Joint Ventures	457
Goodwill	860
Accounts Payable and Accrued Liabilities	(2,224)
Income Tax Payable	(59)
Current Portion of Long-Term Debt	(40)
Long-Term Debt	(6,602)
Lease Liabilities	(1,447)
Decommissioning Liabilities	(2,835)
Deferred Income Taxes (net)	871
Other Liabilities	(439)
Total Identifiable Net Assets	6,866

Under the acquisition method, the acquired assets and liabilities assumed are measured at their estimated fair value at the date of acquisition with the exception of income tax, stock-based compensation, lease liabilities and ROU assets.

In accordance with the arrangement agreement, Cenovus acquired all the issued and outstanding Husky common shares in consideration for the issuance of 0.7845 Cenovus common shares plus 0.0651 Cenovus warrants for each Husky common share. Cenovus issued 788.5 million Cenovus common shares with a fair value of $6.1 billion, based on the December 31, 2020 closing share price of $7.75, as reported on the TSX. In addition, 65.4 million common share purchase warrants were issued. Each whole warrant entitles the holder to acquire one Cenovus common share at an exercise price of $6.54 per share. The warrants expire five years after the acquisition date. The fair value of the warrants was estimated to be $216 million.

Cenovus also acquired all the issued and outstanding Husky preferred shares in exchange for Cenovus first preferred shares with substantially identical terms and a fair value of $519 million.

The outstanding Husky stock options were exchanged for Cenovus replacement stock options. Each replacement stock option entitles the holder to acquire 0.7845 of a Cenovus common share at an exercise price per share of a Husky stock option divided by 0.7845. All the other terms and conditions of a Cenovus replacement option, including the term to expiry, vesting conditions and conditions to exercise will be the same as the Husky stock option. The fair value of the replacement stock options for services rendered by December 31, 2020 was estimated to be $9 million.

b.	Depreciation, depletion and amortization have been adjusted to reflect depreciation on the preliminary fair value adjustments allocated to property, plant and equipment.

c.

Previously capitalized exploration and evaluation ("E&E") assets that were written off during the periods presented have been adjusted to reflect the impact the preliminary fair value adjustments to E&E assets on exploration expense.

d.

To adjust financing expenses for the lower interest expense resulting from the fair value adjustment to Husky's debt and lease liabilities and additional finance costs relating to the higher decommissioning liabilities due to timing of reclamation activities offset by a higher discount rate and the recognition of onerous contract provisions.

e.

Certain Husky employee performance share units and deferred share units vest on close of the transaction. General and administrative expense for the year ended December 31, 2020 has been adjusted to reflect the immediate vesting for eligible employees, severances for certain individuals. In addition, accounts payable and accrued liabilities, net of applicable tax have been adjusted as part of the purchase price allocation as at December 31, 2020.

f.	The sale of crude oil from Cenovus to Husky has been eliminated in the unaudited Pro Forma Consolidated Financial Statements.
g.

Transaction costs have been estimated at $100 million, of which $29 million are reflected in Cenovus's and $23 million are reflected in Husky's results as at December 31, 2020. No adjustment has been made to reflect operating synergies that may be realized as a result of the transaction.

h.

The adjustment to income tax includes the deferred tax impact of the above pro forma adjustments. Income taxes applicable to the pro forma adjustments are calculated at the Canadian statutory tax rate of 24 percent for the year ended December 31, 2020. The deferred income tax liability is the cumulative amount of tax applicable to temporary differences between the accounting and tax values of assets and liabilities.

The purchase price allocation is preliminary. The amount reflected as goodwill may be adjusted as Management continues to evaluate the fair value of the assets acquired and liabilities assumed. Changes in the fair value of the assets could have a material impact on the pro forma consolidated statement of earnings.

5. PRO FORMA NET EARNINGS (LOSS) PER SHARE

The net earnings (loss) per share have been based on the following: For the year ended December 31,	2020

Pro Forma Net Earnings (Loss)	(3,789)
Effect of Dividends Declared on Preferred Shares in the Period	(35)
Basic - Pro Forma Net Earnings (Loss)	(3,824)

Weighted Average Number of Cenovus Common Shares Outstanding	1,228.9
Assumed Number of Cenovus Common Shares Issued on the Acquisition of Husky	788.5
Basic and Diluted- Pro Forma Weighted Average Number of Common Shares	2,017.4

Pro Forma Net Earnings (Loss) Per Share ($)
Basic and Diluted	(1.90)

For the year ended December 31, 2020, 1.1 million replacement stock options and 11.3 million of warrants were excluded from the calculation of diluted loss per share as these options were anti-dilutive.